

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2024

Thomas A. Keuer
President and Chief Operating Officer
ARCA biopharma, Inc.
10170 Church Ranch Way, Suite 100
Westminster, CO 80021

Re: ARCA biopharma, Inc.
Registration Statement on Form S-4, as amended
Exhibit Nos. 10.50 and 10.51
Filed July 22, 2024
File No. 333-279387

Dear Thomas A. Keuer:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance